Oncolytics Biotech® Announces Management Change

CALGARY, AB and SAN DIEGO, CA, April 17, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus creating an inflamed phenotype, today announced that Andres Gutierrez, Chief Medical Officer at Oncolytics, will be leaving to pursue other opportunities, effective April 23, 2018.

"Doctor Gutierrez joined Oncolytics a year and a half ago with a mandate to position and prepare the company for a phase three study,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. “Having played a pivotal role in developing a comprehensive clinical development plan and the design of our phase three study in HR-positive, HER2-negative metastatic breast cancer required for approval, his work culminated in the submission to receive a special protocol assessment from the USFDA. He has also been responsible for the recruitment of a team of clinical and regulatory leaders whose expertise positions us to continue advancement towards the recruitment of our first patient in the phase three study later this year. We wish him all the best and thank him for his significant contributions to the company.”

A recruitment process to find a new Chief Medical Officer, who will be based in the Company’s San Diego office, is already underway.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com